February 7, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Dietrich King
Jessica Dickerson
Nudrat Salik
Rufus Decker

	Re:	GSE Holding, Inc.
Registration Statement on Form S-1
File No. 333-175475

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GSE Holding, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-175475), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Thursday, February 9, 2012 or as soon thereafter as practicable.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gerald T. Nowak, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2075, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

GSE Holding, Inc.

		By:	/s/ Mark C. Arnold
		Name:	Mark C. Arnold
		Title:	Chief Executive Officer

cc:	Gerald T. Nowak, P.C.
Kirkland & Ellis LLP